EXPLORATION AGREEMENT AND OPTION

THIS EXPLORATION AGREEMENT AND OPTION (“Agreement”) is dated and effective this 9th day of July, 2015 (“Effective Date”) by and between LKA GOLD INCORPORATED, a Delaware corporation (“LKA”) and KINROSS GOLD U.S.A, INC., a Nevada corporation (“Kinross”).

RECITALS

A.           LKA owns those patented mining claims described in Part 1 of Exhibit A hereto, which are situated in Hinsdale County, Colorado (“Patented Claims”).  LKA also owns those unpatented mining claims described in Part 2 of Exhibit A hereto, which are situated in Hinsdale County, Colorado (“Unpatented Claims”). The Patented Claims and Unpatented Claims are collectively referred to herein as the “Property.”

B.           LKA is currently conducting mineral exploration, development and mining activities on a portion of the Property described in Exhibit B hereto (“Carve-Out Area”).  The portion of the Property that is not included within the Carve-Out Area is referred to herein as the “Exploration Property.”

C.           LKA and Kinross desire to provide for the exploration, development and mining of minerals on and in the Property pursuant to the terms of this Agreement.

THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, LKA and Kinross agree as follows:

TERMS OF AGREEMENT

1.           Grant.

(a)           LKA grants to Kinross, for so long as this Agreement is in effect, the exclusive right to prospect and explore for Minerals on and in the Exploration Property and to use, occupy, excavate and disturb so much of the surface and subsurface of the Exploration Property as is reasonably necessary and convenient in exploring and prospecting for Minerals, subject to the terms of this Agreement.  For purposes of this Agreement, “Minerals” shall mean any and all metals, minerals, ores and mineral rights of whatever kind and nature that are included in the Property.

(b)           Without limiting the scope of the grant under Section 1(a), LKA grants to Kinross the exclusive right: (i) to prospect and explore for Minerals by any method now known or hereafter discovered, and the right to use any water rights appurtenant to the Property for such purposes; (ii) to erect, construct, maintain, and operate, on and in the Exploration Property, buildings, structures, facilities, roads, machinery, and equipment, and to use, occupy, excavate, and disturb so much of the Exploration Property as Kinross may reasonably determine to be useful, desirable, or convenient, (iii) to stockpile, deposit or store on the Exploration Property any waste, water or other materials related to Mineral prospecting or exploration, and (iv) to use and improve all roads, access routes and access rights running with LKA’s rights or title in the Property.

(c)           LKA further grants to Kinross the nonexclusive right to access across and through the Carve-Out Area for purposes of prospecting and exploring for Minerals, including, but not limited to, drilling through the Carve-Out Area to reach targets within the Exploration Property.  Kinross shall have the right to use the surface and subsurface of the Carve-Out Area and any shafts, roads, access routes, openings, and underground workings sunk or made on or within the Carve-Out Area for the prospecting and exploration of any Minerals. If Kinross encounters or identifies any Minerals within the Carve-Out Area not previously encountered and identified by LKA and confirmed through exploratory mining or drilling as a result of its prospecting or exploration activities, Kinross shall have the exclusive right to further explore and define those Minerals, and to include those Minerals in any mineral resource determination pursuant to Section 6(a) below, and LKA shall have no rights to explore for, develop or mine any Minerals that were encountered or identified by Kinross. LKA reserves the right to conduct mineral exploration, development and mining activities within the Carve-Out Area, in accordance with this Section and the other terms of this Agreement.

(d)           LKA and Kinross recognize that allowing Kinross to drill and conduct other exploration activities from within existing mine workings in the Carve-Out Area will be beneficial to both parties and may promote the identification of Mineral resources on or within the Property. LKA and Kinross shall coordinate the planning and conduct of their respective activities within the Carve-Out Area so as to minimize any interference with each other’s activities. If there is a conflict between Kinross’s and LKA’s use of the Carve-Out Area, Kinross shall undertake reasonable alternative measures to accommodate LKA’s uses.

(e)           LKA may access across the Exploration Property to the extent such access is reasonably necessary to support LKA’s mineral exploration, development and mining activities in the Carve-Out area.  LKA shall provide Kinross advance notice of any proposed uses within the Exploration Property, and LKA shall undertake reasonable alternative measures to accommodate Kinross’s uses of the Exploration Property.

2.           Term.  Unless earlier terminated pursuant to the provisions of this Agreement, the term of this Agreement shall be for five (5) years from the Effective Date hereof, unless Kinross provides a Resource Notice within such five year period pursuant to Section 6(a) below, in which case this Agreement shall continue in effect until (i) a final Venture Agreement is executed by the parties pursuant to Section 6(d), in the event LKA exercises the Venture Option, or (ii) completion of the Closing pursuant to Section 6(f) below.

3.           Conduct of Operations.

(a)           All activities carried out by or on behalf of Kinross under this Agreement shall materially conform to all applicable Laws.  Kinross will apply for any government permits required to conduct Kinross’s operations and will post any bonds or other financial assurances required by Laws.  LKA will cooperate with Kinross’s efforts to obtain any required permits or other government approvals. For purposes of this Agreement, the term “Laws” shall mean applicable common law and any statute, ordinance, code or other law, rule, regulation, order, requirement, or procedure enacted, adopted, promulgated, applied, or followed by any federal, state or local governmental authority with jurisdiction over the Property or activities conducted on the Property.

(b)           In conducting any activities within the Carve-Out Area in areas or mine workings that are being operated by LKA, Kinross shall comply with LKA’s reasonable safety rules and worker safety training procedures.  LKA makes no representation or warranty with respect to the suitability of any existing workings for Kinross’ use or the safety or security of any such workings and such workings are made available for Kinross’ use on an “AS IS/WHERE IS” basis.  Before using any existing mine workings in the Carve-Out Area, Kinross shall inspect such workings and undertake such activities as Kinross deems necessary to make such workings safe and secure for its use.  Kinross will be solely responsible for the safety of its employees, contractors, subcontractors, guests or invitees within such workings and shall indemnify, defend, release and hold harmless LKA with respect to any claim made by Kinross or any of its employees, contractors, subcontractors, guests or invitees as a result of any damage to property or injury to Kinross’ employees, contractors, subcontractors, guests or invitees, except to the extent that such claim, injury or damage is a result of the willful misconduct or gross negligence of LKA or its employees, contractors or subcontractors.

(c)           Kinross shall conduct all activities on the Property in a good and workman-like manner in accordance with generally accepted mineral exploration practices.

(d)           Kinross shall provide to LKA a copy of any governmental permit application relating to activities conducted by Kinross on the Property prior to submission to the applicable governmental entity, and LKA shall have ten (10) days to provide comments to Kinross, which comments, if any, Kinross will consider prior to submitting the application to the agency.  Kinross shall provide LKA copies of any other formal written correspondence or notices sent to or received from any governmental agency having jurisdiction over the Property that relates to Kinross’s activities on the Property.

(e)           All activities carried out by or on behalf of LKA on or within the Carve-Out Area or Exploration Property shall materially conform to all applicable Laws.  LKA will apply for any government permits required to conduct LKA’s operations and will post any bonds or other financial assurances required by Laws.  LKA shall provide to Kinross a copy of any governmental permit application relating to activities conducted by LKA on the Property prior to submission to the applicable governmental entity, and Kinross shall have ten (10) days to provide comments to LKA, which comments, if any, LKA will consider prior to submitting the application to the agency.  LKA shall provide Kinross copies of any other formal written correspondence or notices sent to or received from any governmental agency having jurisdiction over the Property that relates to LKA’s activities on the Property. LKA shall conduct all activities on the Property in a good and workman-like manner in accordance with generally accepted mineral exploration, development and mining practices.

(f)           No implied covenants or conditions whatsoever shall be read into this Agreement relating to the prospecting or exploration of the Exploration Property and Area of Interest (defined below) or any other operations of Kinross hereunder, including but not limited to the time therefor or measure of diligence thereof.  Any operations conducted by Kinross upon or relating to the Property or Area of Interest shall be conducted at such time and in such manner as Kinross, in its sole discretion deems advisable, subject only to the express provisions of this Agreement.

(g)           If Kinross desires to use any of LKA’s buildings or equipment in conducting its operations, Kinross and LKA shall first enter an agreement for such use which will provide for maintenance of such buildings or equipment and reasonable compensation to LKA.

4.           Representations and Warranties.

(a)           LKA represents and warrants that: (1) subject to the rights of the United States in the Unpatented Claims, LKA owns the entire right, title, and interest in and to the Property; (2) to the best of LKA’s knowledge, the Unpatented Claims were properly located and have been maintained in good standing in accordance with applicable federal, state and local laws; (3) except for the Existing Royalty (defined below) and the Existing Liens defined in Section 4(b) below, the Property is not subject to any agreements, liens, encumbrances, royalties, overriding royalties, net profit interests, payments on or out of production, or any other burden or restriction; (4) there have been no orders, judgments, claims, suits, actions, or proceedings (including government investigations) pending or effective or, to the knowledge of LKA, threatened relating to the Property or any conditions or activities thereon, and LKA has no knowledge of any reasonable grounds therefore; (5) all permits, licenses, permissions and other authorizations relating to the Property and LKA’s activities on the Property, which are required under applicable Law, have been obtained and LKA is in material compliance with all such terms and conditions; and (6) to LKA’s knowledge there has been no unpermitted disposal, release or discharge of hazardous substances, pollutants or hazardous wastes on or from the Property.  For purposes of this Agreement, “Existing Royalty” means the six percent (6.0%) net smelter return royalty payable pursuant to that Settlement Agreement and Release between LKA and Au Mining, Inc., dated August 24, 2007 and that Royalty Agreement dated August 24, 2007 executed by LKA (attached as Exhibit E to the Settlement Agreement and Release (collectively “Settlement Agreement”).  As set forth in the Settlement Agreement, the Existing Royalty has a cap of $12,647,505.00.  LKA represents and warrants that, as of the Effective Date of this Agreement, it has paid $275,690.96 in royalties pursuant to the Settlement Agreement, and has otherwise complied with the terms of the Settlement Agreement.  To LKA’s knowledge, all requirements of the Settlement Agreement that have become or are due have been satisfied.

(b)           For purposes of this Agreement, the “Existing Liens” are: (i) that lien placed on the Golden Wonder Patented Claim, dated March 13, 2015, by Hansen Drilling of Phillipsburg Montana in the amount of $22,538.10, which is recorded in the records of Hinsdale County, Colorado at Document No. 101279; and (ii) past due real property taxes on the Patented Claims for 2013 and 2014 totaling $10,458.60.  LKA shall pay all past due property taxes on the Patented Claims within thirty (30) days following the Effective Date of this Agreement.

(c)           Each party represents and warrants to the other party that it is in good standing under the laws of the jurisdiction in which it is incorporated, and that it has all the requisite power, right and authority to enter into this Agreement, to perform its present and future obligations under this Agreement, and to commit to this Agreement.  The execution and delivery of this Agreement, and the consummation of the obligations, indemnities and payments provided herein have been duly and validly authorized by all necessary corporate or company action on the part of each party, and will not result in a default or violation of any other agreement or commitment by that party.

(d)           For purposes of this Agreement, the terms “disposal,” “release,” “discharge,” “hazardous substances,” “pollutants,” and “hazardous wastes” shall have the definitions assigned thereto by the Comprehensive Environmental Response Compensation and Liability Act of 1980, the Resource Conservation and Recovery Act of 1976 and the Federal Water Pollution Control Act of 1972, as presently amended.

5.           Area of Interest.  For purposes of this Agreement, the Area of Interest is defined as all lands and minerals within the area defined in Exhibit C hereto.  If LKA acquires any additional interest in the Property or Area of Interest while this Agreement is in effect, including any production royalty interest, LKA shall promptly deliver to Kinross written notice of such acquisition and such acquired interests shall be, at Kinross’s election, to be exercised, if at all, within 60 days after delivery of a notice of acquisition by LKA, included within the Property that is subject to this Agreement, at no cost to Kinross.  If Kinross elects to include such acquired interests within the Property, LKA and Kinross shall promptly prepare and execute an amendment to this Agreement documenting such inclusion.  If Kinross fails to elect to have the acquired interests included in the Property, the interest acquired by LKA shall not be further subject to this Agreement.

6.           Venture Option.

(a)           If, during the term of this Agreement, Kinross identifies one or more “mineral resources” (as defined in the Canadian Securities Administration, National Instrument 43-101, Standards of Disclosure for Mineral Projects, as amended) on or within the Property or Area of Interest containing a collective total of fifty thousand (50,000) or more ounces of gold, Kinross may provide LKA with written notice thereof (“Resource Notice”).  Such Resource Notice shall include: (i) a copy of all factual data in Kinross’ possession relating to the Property and Area of Interest that Kinross has not previously provided to LKA, and (ii) a detailed summary of all Exploration Expenditures (defined below) incurred by Kinross on or for the benefit of the Property or Area of Interest.  LKA shall thereafter have a one-time option (“Venture Option”) to enter into a joint venture (“Venture”) covering the Property and Area of Interest, including the Carve-Out Area (“Venture Property”).

(b)           For purposes of this Agreement, “Exploration Expenditures” shall mean all expenses incurred by Kinross following the Effective Date of this Agreement in ascertaining the existence, location, quantity, quality or commercial value of deposits of Minerals on or within the Venture Property, including reclamation of such activities (“Exploration Work”), described below:

(i)           Actual field salaries and wages (or the allocable portion thereof), including benefit costs and payroll taxes, of employees or contractors of Kinross actually performing Exploration Work;

(ii)           Costs and expenses for the use of machinery, facilities, equipment and supplies required for Exploration Work;

(iii)           Travel expenses and transportation of employees and contractors, materials, equipment and supplies reasonably necessary for the conduct of Exploration Work;

(iv)           All payments to contractors for Exploration Work;

(v)           Costs of assays, or other costs incurred to determine the quality and quantity of minerals on or within the Venture Property;

(vi)           Costs incurred to obtain permits, rights of way and other similar rights as may be incurred in connection with Exploration Work, including any environmental studies;

(vii)           Costs and expenses of performing feasibility or other studies to evaluate the economic feasibility of mining on the Venture Property;

(viii)           All taxes levied against the Property and paid by Kinross and the cost of any reclamation bonds required to be posted for reclamation of disturbance associated with Exploration Work;

(ix)           All land holding costs or fees and other necessary expenditures made to preserve in good standing the status and title of the Venture Property;

(x)           All land and mineral acquisition costs for any interests acquired by Kinross within the Venture Property; and

(xi)           Any payments made by Kinross to acquire all or any portion of the Existing Royalty pursuant to Section 9 below.

(c)           LKA shall exercise the Venture Option, if at all, by delivering and paying to Kinross within ninety (90) days of Kinross’s delivery of a Resource Notice: (i) a written notice of its election to participate in the Venture, and (ii) a cash payment, by check or wire transfer, in an amount equal to forty and one-quarter percent (40.25%) of all Exploration Expenditures incurred by Kinross. The amount of this payment shall be reduced by the sum of (i) one million eight hundred thousand dollars ($1,800,000.00), plus (ii) an amount equal to sixty-five percent (65%) of one hundred fifteen percent (115%) of any cash that LKA paid following the Effective Date of this Agreement to acquire any real property interests within the Area of Interest that Kinross elected to have included in the Property pursuant to Section 5 above, and which will be contributed by LKA to the Venture.  If LKA disputes either the estimate of mineral resources or, subject to the time limits set forth in Section 8(c) below, the amount of Exploration Expenditures set forth in the Resource Notice, LKA may within thirty (30) days following delivery of the Resource Notice deliver to Kinross a Dispute Notice in accordance with Section 17(c) below, in which case the  remaining time period for electing whether to participate in the Venture shall be tolled until final resolution of the dispute in accordance with Section 17(c).

(d)           If LKA elects to exercise the Venture Option, Kinross and LKA shall, within one hundred twenty (120) days following Kinross’s delivery of its Resource Notice, negotiate in good faith and enter into a joint venture agreement (“Venture Agreement”), covering the Venture Property, which will generally follow the form of Rocky Mountain Mineral Law Foundation, Form 5 (1984), and will include the following terms:

(i)           LKA shall contribute to the Venture all of its right, title and interest in the Venture Property and all improvements, buildings, mine workings structures, facilities and equipment situated on or within the Venture Property, including all of its rights in any permits relating to the exploration, development or mining of Minerals on or within the Venture Property free and clear of all liens or encumbrances arising by or through LKA.  Kinross shall contribute to the Venture all of its right, title and interest in the Venture Property, including all of its rights in any permits relating to the exploration, development or mining of Minerals on or within the Venture Property.

(ii)            The initial participating interest of Kinross shall be sixty-five percent (65.0%) and the initial participating interest of LKA shall be thirty-five percent (35.0%).  The initial contributions of the parties will be valued at sixty-five percent (65.0%) and thirty-five percent (35.0%), respectively, of the sum of Exploration Expenditures, plus one million eight hundred thousand dollars ($1,800,000.00), plus any cash that LKA paid following the Effective Date of this Agreement to acquire any real property interests within the Area of Interest that Kinross elected to have included in the Property pursuant to Section 5 above.

(iii)           Kinross shall have the right to be the manager of the Venture so long as it maintains a Fifty Percent (50%) or greater participating interest in the Venture.  The manager of the Venture shall earn a management fee from the Venture of (i) seven percent (7%) of the Venture exploration expenditures during exploration (except for invoices exceeding $50,000.00, in which case the fee would be five percent (5%) for the amount over $50,000.00), and (ii) five percent (5%) of Venture development expenses during development (except for invoices exceeding $50,000.00, in which case the fee would be three percent (3%) for the amount over $50,000.00).  Upon commencement of production, the management fee will be adjusted to reflect the manager’s actual costs, so that the manager makes neither a profit nor loss from being manager.  The manager shall be required to conduct all Venture operations in a good, workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices.

(iv)           A management committee shall be formed, consisting of up to two representatives from each Venture participant.  The management committee members shall have voting rights in proportion to the participants’ respective participating interests.  The manager shall present work programs and budgets to the management committee for approval.  Management committee decisions shall be made by a majority vote, provided that: (i) in the event of a tie vote, the manager shall have the deciding vote; and (ii) any decision to dispose of all or substantially all of the Venture Property or to amend an approved program and budget to increase the expenditures during that budget period by more than fifteen percent (15%) shall require a vote of the participants holding at least seventy percent (70%) of the participating interests in the Venture.

(v)           If either participant elects not to contribute its proportionate share to an approved program and budget, such participants’ participating interest shall be subject to straight-line dilution.  If either participant elects to contribute to an approved program and budget, but fails to make such contribution, the amount of dilution shall be twice the amount that would have occurred if the defaulting participant initially elected not to contribute.  In the event that either participant’s participating interest is diluted to below ten percent (10.0%), it shall relinquish its participating interest to the other participant, in return for a royalty agreement in the form of Exhibit D hereto conveying to the diluting participant a two and one-half percent (2.5%) net profits interest on all Minerals thereafter produced and removed from the  Property.  The royalty agreement shall further provide that following full satisfaction or termination of the Existing Royalty, the royalty payable to the diluting participant with respect to the Property shall convert to a one and one-half percent (1.5%) net smelter return royalty as further set forth in Exhibit D.  As to any portion of the Venture Property not burdened by the Existing Royalty or any third party royalty, the royalty payable to the diluting participant shall be a one and one-half percent (1.5%) net smelter return royalty as further set forth in Exhibit D, and as to any portion of the Venture Property not burdened by the Existing Royalty but burdened by a third party royalty, the royalty payable to the diluting participant shall be a one percent (1.0%) net smelter return royalty as further set forth in Exhibit D.

(e)           At such time as the parties enter into the Venture Agreement and title to the Property is transferred to the manager, this Agreement shall terminate.

(f)           If LKA does not timely exercise the Venture Option following delivery of a Resource Notice by delivering to Kinross the notice and payments provided in Section 6(c) above, LKA and Kinross shall hold a closing (“Closing”) within one hundred twenty (120) days following Kinross’ delivery of the Resource Notice.  At such Closing: (i) LKA shall deliver to Kinross a fully executed and authorized Special Warranty Deed conveying to Kinross, free and clear of all liens or encumbrances arising by or through LKA, all of LKA’s right, title and interest in the Property, (ii) LKA shall assign to Kinross, subject to any government approvals, any existing permits or authorizations governing exploration , development or mining activities within the Carve-Out Area that Kinross elects to have transferred; and  (iii) Kinross shall deliver to LKA a royalty agreement in the form of Exhibit D hereto conveying to LKA a two and one-half percent (2.5%) net profits interest on all Minerals thereafter produced and removed from the  Property.  The royalty agreement shall further provide that, following full satisfaction or termination of the Existing Royalty, the royalty payable to LKA with respect to the  Property shall convert to a one and one-half percent (1.5%) net smelter return royalty as further set forth in Exhibit D.  As to any portion of the Venture Property not burdened by the Existing Royalty or any third party royalty, the royalty payable to LKA shall be a one and one-half percent (1.5%) net smelter return royalty as further set forth in Exhibit D, and as to any portion of the Venture Property not burdened by the Existing Royalty but burdened by a third party royalty, the royalty payable to LKA shall be a one percent (1.0%) net smelter return royalty as further set forth in Exhibit D.     Following any such Closing, this Agreement shall terminate and LKA shall promptly deliver possession of the Property to Kinross.

(g)           Kinross shall cooperate with LKA’s efforts to secure financing for LKA’s share of Venture expenditures by providing informational and technical support.  Kinross shall have no obligation to provide any financial assurances or guarantees.

(h)           LKA will have the right to continue mineral exploration, development and mining within the Carve-Out Area at its sole cost and for its sole benefit in accordance with the terms of this Agreement through ninety (90) days following Kinross’s delivery of a Resource Notice.  LKA shall be solely responsible for complying with any permits and applicable Laws related to such mining activities.  Following the expiration of that ninety-day period, LKA shall, in coordination with Kinross, cease all exploration, development and mining activities, and place all operations and workings in a care and maintenance status in accordance with applicable Laws, until finalization of the Venture Agreement, or completion of the Closing, as applicable.  Following execution of a Venture Agreement, any operations and workings within the Carve-Out Area shall be managed by and on behalf of the Venture for the benefit of the Venture participants.

7.           Property Maintenance.

(a)           Except as provided in Section 7(b) below, LKA shall take such actions as are necessary to maintain the Property in good standing, including, but not limited to, payment of property taxes and satisfying royalty payments.  Upon making any such payment or required filing, LKA shall promptly deliver to Kinross a copy of the documents that were filed, and written evidence of any payment that was made.  LKA shall satisfy all requirements to maintain the Property in good standing as required  by this Section 7(a), and deliver to Kinross written documentation of such satisfaction at least 45 days prior to the legal deadline for satisfying such requirement.  If Kinross has not received such documentation by such time, Kinross may, but has no obligation to, satisfy such requirement(s), and LKA shall promptly reimburse Kinross for the amount of any payment made by Kinross, and any related costs, plus fifteen percent (15%) of the amount of those payments and costs.

(b)           Kinross shall pay all federal maintenance fees for the Unpatented Claims and satisfy any federal and state filing requirements for maintaining the Unpatented Claims in good standing.  Upon making any such payment or filing, Kinross shall promptly deliver to LKA a copy of the documents that were filed, and written evidence of any payment that was made.  Kinross shall satisfy the requirements of this Section 7(b), and deliver to LKA written documentation of such satisfaction, at least 45 days prior to the legal deadline for satisfying such requirement.  If LKA has not received such documentation by such time, LKA may, but has no obligation to, satisfy such requirement(s), and Kinross shall promptly reimburse LKA for the amount of any payment made by LKA, and any related costs, plus fifteen percent (15%) of the amount of those payments and costs.

(c)           If Kinross determines that any of the Unpatented Claims should be amended or relocated, Kinross may take such curative action, provided that Kinross shall provide prior notice to LKA and any such amendment or relocation shall be made in the name of LKA.  LKA shall cooperate in making any filings necessary to achieve any such amendment or relocation.

8.           Reporting Meetings and Audit.

(a)           On or before February 28 of each calendar year, Kinross shall deliver to LKA an annual report that: (i) summarizes Kinross's operations on the Property and Area of Interest during the prior calendar year, (ii) includes a copy of all factual geologic data developed from activities conducted on the Property and Area of Interest by or on behalf of Kinross that was not previously provided to LKA, (iii) includes a summary of all Exploration Expenditures completed during the prior calendar year, and (iv) summarizes projected activities to be conducted by or on behalf of Kinross on the Property and Area of Interest during the present calendar year.  For purposes of this paragraph and paragraph 8(b) below, "factual geologic data" includes any drilling logs, assay data and seismic data generated from prospecting or exploration activities on the Property.  Neither Kinross nor LKA has any obligation under this Agreement, including Section 10 below, to provide the other party with any interpretation of such data.  Neither party makes any representation or warranty as to the accuracy or completeness of any data or geologic information provided pursuant to this Agreement and neither party shall have any liability for any damages relating to any inaccuracies or incompleteness of such data or information.

(b)           On or before February 28 of each calendar year, LKA shall deliver to Kinross an annual report that: (i) summarizes LKA’s operations on the Property and Area of Interest during the prior calendar year, (ii) includes a copy of all factual geologic data developed from activities conducted on the Property and Area of Interest by or on behalf of LKA that was not previously provided to Kinross, and (iii) summarizes projected activities to be conducted by or on behalf of LKA on the Property and Area of Interest during the present calendar year.

(c)           At least once during each calendar quarter, Kinross representatives shall meet with LKA representatives, by telephone or in person.  During these quarterly meetings or calls, each party shall provide the other with an update of the activities they have conducted and intend to conduct on the Property and Area of Interest, and shall use good faith efforts to coordinate their respective activities to avoid conflicts with the other’s activities in accordance with Section 1 above.

(d)            LKA shall have the right to audit the books and records pertaining to the Exploration Expenditures reported in an annual report required under Section 8(a) above for a period of twelve (12) months following the delivery of that report to LKA.  The reported Exploration Expenditures shall be deemed conclusively correct and not subject to any future dispute, unless LKA objects to them in writing within that twelve (12) month period and provides a detailed basis for its objection.

9.           Acquisition of Existing Royalty.  LKA agrees to pursue negotiations with the current owners of the Existing Royalty in good faith on an agreement to purchase all or a portion of the Existing Royalty interests.  Kinross agrees to coordinate with LKA in developing mutually acceptable agreement terms, which would provide that Kinross would fund any agreed upon purchase payments that would be made during the term of this Agreement.  Upon acquisition, the Existing Royalty would be terminated.

10.           Inspections.  LKA shall be entitled to enter the Property for purposes of inspecting any of Kinross’s operations, facilities or structures at reasonable times, upon reasonable advance notice, provided that LKA shall so enter at its own risk and shall indemnify and hold Kinross and its Affiliates harmless against and from any and all loss, cost, damage, liability and expense (including but not limited to reasonable attorneys' fees and costs) by reason of injury to LKA or its agents or representatives, or damage to or destruction of any property of LKA or its agents or representatives while on the Property, or in such workings, facilities and structures, except to the extent that such injury, damage, or destruction is a result of the willful misconduct or gross negligence of Kinross.  LKA shall comply with all rules and polices established by Kinross for the protection of worker and public health and safety.  LKA shall have the right during regular business hours to review and copy all of Kinross’s non-privileged files and documents relating to activities on the Property, including, but not limited to, all invoices and other documentation of Expenditures.

11.           Indemnities.

(a)           In addition to Kinross’ obligations under Section 3(b), Kinross shall indemnify, defend, release and hold harmless LKA and its successors, along with their respective officers, shareholders, directors, employees and agents from any and all claims, losses, damages, demands, and liabilities whatsoever arising from or in connection with Kinross’s breach of its representations or warranties or other terms of this Agreement or in connection with its operations or activities on the Property during the term of this Agreement, except as provided in Section 10 above or to the extent caused by the negligence or misconduct of LKA, its employees, agents, contractors or subcontractors.

(b)           In addition to LKA’s obligations under Section 10, LKA shall indemnify, defend, release and hold harmless Kinross, its affiliates and subsidiaries and its successors, along with their respective officers, shareholders directors, employees and agents, from and against any and all claims, losses, damages, demands, and liabilities whatsoever arising from or in connection with LKA’s breach of its representations or warranties or other terms of this Agreement or in connection with its operations or activities on the Property whether occurring before or after the Effective Date of this Agreement, except to the extent caused by the negligence or misconduct of Kinross, its employees, agents, contractors or subcontractors.   The condition of the underground workings or any claims, losses, damages, demands, and liabilities arising out of Kinross’ use of such workings shall not be subject to the provisions of this Section 11(b), except as provided in Section 3(b) above.

(c)           The indemnities set forth in Section 3(b), this Section and Section 10 shall survive the expiration or termination of this Agreement.

12.           Liens.

(a)           Kinross shall keep the Property free of all liens for labor or materials furnished to it in its operations hereunder, except for any such liens not yet due; provided that Kinross may refuse to pay any claims asserted against it or the Property that Kinross disputes in good faith.  Kinross, however, shall defend and hold LKA harmless against any such disputed claims, and shall comply with any final court orders with respect to such disputed claims.  Kinross may, but shall have no obligation to, contest the validity of any lien on the Property at its expense, and LKA shall cooperate in such contest, including but not limited to allowing such contest to be taken and prosecuted in LKA’s name.  Any such lien shall not be deemed a default unless finally adjudicated to be valid and not discharged by Kinross.

(b)           Subject to Kinross’s obligations under Section 12(a), LKA shall not cause or allow any liens, encumbrances, or adverse claims to accrue against the Property, except for any such liens not yet due; provided that LKA may refuse to pay any claims asserted against it or the Property that LKA disputes in good faith.

13.           Insurance.

(a)           Kinross and LKA shall each carry at all times during the term of this Agreement, with insurance companies authorized to do business in the State of Colorado and having a BEST rating of B+ or better, the following minimum insurance coverages:

(i)           Workers compensation insurance as required by law;

(ii)           Employer’s liability insurance with minimum limits of one million dollars ($1,000,000) for all personal injuries or death resulting from any accident or occupational disease;

(iii)           Commercial General Liability and/or Umbrella Liability insurance with a limits of not less than four million dollars ($4,000,000) each occurrence covering bodily injury to or death of persons and/or loss of or damage to property; and

(iv)           Automobile liability insurance, covering all owned, non-owned and hired vehicles in the amount of not less than one million dollars ($1,000,000) per each occurrence.

(b)           Policies obtained by each party pursuant to this Section shall not be subject to cancellation or material change, except on 30 days advance written notice to the other party.

(c)           Each party shall name the other party as an additional insured on the commercial general liability policies that they obtain pursuant to this Section.

(d)           Kinross and LKA shall require any contractor doing work on the Property on their respective behalf to have the same type of insurance coverage required by this Section.

(e)            Within ten (10) business days following the Effective Date of this Agreement, each party shall provide the other party certificates of insurance for each above-required insurance policy that contain the following:

(i)           a statement that the other party is named as an additional insured on the commercial general liability policy;

(ii)           a statement that the insurance provider has waived subrogation rights with respect to the other party; and

(iii)           a statement that the policy will not be materially changed or cancelled with at least thirty (30) days prior Notice to the other party.

Upon request of the other party, each party shall promptly provide to the requesting party copies of the insurance policies that are required by this Section.

14.           Termination.

(a)           Kinross may terminate this Agreement at any time upon providing LKA written notice thereof.  Upon termination of this Agreement by Kinross, except as otherwise provided in this Agreement, all liabilities and obligations of Kinross to LKA, with respect to the Property, not then due or accrued, shall cease and terminate.  LKA shall have the right, within ten (10) days following delivery of a termination notice to deliver written notice to Kinross of its election to acquire all or any part of Kinross's interest, if any, in any lands or minerals within the Area of Interest.  Within sixty (60) days following timely receipt of such election notice, Kinross shall, to the extent allowable, transfer to LKA by quitclaim deed or assignment any interest it holds in the Area of Interest, subject to its rights under Section 14(c) below.

(b)             If Kinross defaults in any of its material obligations hereunder, LKA may give Kinross written notice thereof and specify the default or defaults relied on.  If Kinross has not begun to cure such default within a reasonable time after receipt of such notice (which shall not, in any case, be less than thirty (30) days), LKA may terminate this Agreement by written notice to Kinross; provided, however, that if Kinross disputes that any default has occurred, the matter shall be determined pursuant to Section 17(k) below, and if Kinross is found to be in default hereunder, Kinross shall have a reasonable time (which in any case shall not be less than sixty (60) days from receipt by Kinross of the final decision adverse to Kinross) to cure such default, and if so cured, LKA shall have no right to terminate this Agreement by reason of such default.

(c)           Upon any termination of this Agreement prior to Kinross’s delivery of a Resource Notice, Kinross shall within 60 days after the effective date of termination: (i) surrender the Property to LKA free and clear of any encumbrances created by or under Kinross, if requested by LKA as provided in Section 14(a), transfer to LKA by quitclaim deed or assignment any interest in lands or minerals it holds within the Area of Interest, and deliver to LKA a written instrument or instruments, in a form appropriate for recording and acceptable to LKA, further evidencing termination of this Agreement; and (ii) deliver to LKA copies of all factual data obtained by Kinross in conducting activities or operations on the Property and the Area of Interest, not already provided to LKA.  Upon any termination of this Agreement prior to Kinross’s delivery of a Resource Notice, Kinross shall promptly reclaim all disturbance caused by its activities on the Property and the Area of Interest (to the extent being transferred) in accordance with applicable statutory and regulatory requirements, unless LKA agrees in writing to assume such reclamation obligations and relieve Kinross of the performance thereof.  Following termination of this Agreement, Kinross shall have the continued right of ingress to and egress from the Property and the Area of Interest and the right to complete such reclamation and restoration of the Property and the Area of Interest and to make such inspections as may be required by the terms by law, for so long as is reasonably necessary to complete all such reclamation, restoration, and inspections.

15.           Force Majeure.  The terms of this Agreement may be extended or this Agreement terminated in the case of an event of force majeure in accordance with the following:

(a)           If Kinross is prevented from complying with any of its obligations under this Agreement by a force majeure (the “Affected Obligations”), the Affected Obligations shall be suspended and Kinross shall not be deemed in default or liable for damages or other remedies as a result thereof for so long as Kinross is prevented from complying with the Affected Obligations by the force majeure.  For purposes of this Agreement, “force majeure” shall mean any matter (whether foreseeable or unforeseeable) beyond Kinross’s reasonable control, including but not limited to:  acts of God; unusually inclement weather; acts of war, insurrection, riots or terrorism, strikes, lockouts or other labor disputes; inability to obtain necessary equipment or materials, or obtain permits, approvals or consents; damage to, destruction of, or unavoidable shutdown of necessary facilities or equipment; and acts or failures to act on the part of local, state, federal, or foreign governmental agencies or courts, allegedly sovereign Native entities or organizations, or any officer or official acting under color of governmental authority (any such agency, court, entity, organization, officer, or official, a “Governmental Authority”); provided, however, that (i) challenging (by protest, petition, appeal, or any other means) or consenting to any actions or inactions of any Governmental Authority, and (ii) settling strikes, lockouts, and other labor disputes, shall be entirely within the discretion of Kinross; and, provided further, that Kinross shall promptly notify LKA of the existence of an event of force majeure and shall exercise reasonable diligence, subject to the foregoing, in an effort to remove or overcome the cause of such inability to comply.

(b)           In entering into this Agreement, the parties assume that Kinross’s access to the Property is and will continue to be unrestricted.  Kinross’s reasonable belief that the actions or inactions of any Governmental Authority or other third party might prevent or impede access to the Property, or otherwise limit Kinross’s ability to operate thereon, shall also be considered an event of force majeure for purposes of this Agreement, and shall be referred to as an “access force majeure.”  If an access force majeure occurs, Kinross shall have the right to suspend this Agreement for a period not to exceed two years, without payment or penalty to LKA, while the access force majeure is in effect; provided, however, that Kinross shall resume operations on the Property within a reasonable time after access to the Property is no longer restricted.  In determining “reasonableness” under this Section, Kinross shall be under no duty to challenge (by protest, petition, appeal, or any other means) or to consent to any actions or inactions of any Governmental Authority.

16.           Transfer of Interests, Right of First Refusal.

(a)           If LKA or Kinross (“Transferring Party”) receives a bona fide offer to acquire all or any part of its interest in this Agreement or the Property (the “Offered Property”), the Transferring Party shall promptly provide written notice (“Offer Notice”) to the other party (“Non-Transferring Party”).  The Offer Notice shall specifically identify the Offered Property and the person or entity submitting the offer (“Transferee”) and shall state the price and all other pertinent terms and conditions of the offer.  If the offer includes provision of any non-monetary consideration by the Transferee, the Offer Notice shall include a good faith estimate of the cash equivalent value of such non-cash consideration.  If the Non-Transferring Party does not agree with any such estimate, and the parties are not able to resolve the issue, the Non-Transferring Party may seek appropriate injunctive relief from a court to stay the transaction pending resolution of the valuation dispute as provided in Section 17(k) below.  If the Non-Transferring Party desires to acquire the Offered Property it will deliver notice of such election to the Transferring Party within 30 days from the date of receipt of the Offer Notice at the same price and on the same terms as set forth in the Offer Notice.  If the Non-Transferring Party does elect to acquire the Offered Property, such closing shall occur within 30 days after notice of such election is delivered to the Transferring Party.  If the Non-Transferring Party fails to provide the Transferring Party with notice of its election to acquire the Offered Property within the 30-day election period, such failure shall be deemed to be an election to not acquire the property.  If the Non-Transferring Party elects to not acquire the Offered Property, the Transferring Party shall have 120 days following the expiration of such 30-day period to complete the transfer of the entire Offered Property to the Transferee at a price and on terms set forth in its Offer Notice.  If the Transferring Party fails to complete the transfer of the Offered Property to the Transferee within that period, the Non-Transferring Party’s right of first refusal in the Offered Property shall be revived.  Any subsequent proposal by the Transferring Party to transfer the Offered Property, or any part thereof, shall be conducted in accordance with all of the procedures set forth in this Section.  A transfer may be made under this Section only if the Transferee first agrees in writing with the Non-Transferring Party to be bound by the terms of this Agreement, including this Section, to the same extent as the Transferring Party with respect to the transferred interests; provided, however, no transfer of any interest in the Property or this Agreement shall relieve the Transferring Party of its obligations under this Agreement, unless the Non-Transferring Party otherwise agrees in writing, which agreement shall not be unreasonably withheld based on the financial and technical capabilities of the Transferee.

(b)           This Section 16 shall apply to LKA and Kinross and any successor or transferee (including any Affiliate or successor by merger), but shall not apply to (i) a corporate merger, consolidation or reorganization by the Transferring Party by which the surviving entity possesses substantially all of the stock or all of the property rights and interests, and is subject to substantially all of the liabilities and obligations of the Transferring Party; (ii) any equity offering made by a Transferring Party; (iii) a transfer of direct or indirect Control of a Transferring Party to a non-Affiliate third party (whether in a single transaction or series of related transactions), but only if the fair market value of the Transferring Party’s interest in the Property or this Agreement that is being transferred does not exceed twenty-five percent (25%) of the combined market value of all of the assets of the Transferring Party and all of its Affiliates, if any, direct or indirect Control of which is also being transferred; or (iv) a transfer of Control of a Transferring Party to an Affiliate, provided that in each case, the acquiring party shall agree in writing with the other party to assume the Transferring Party’s obligations under this Agreement or any other agreement hereunder, as to the transferred interest.  For purposes of this Agreement, “Affiliate” means any person or entity that Controls, is Controlled by or under common Control with LKA or Kinross.  The term “Control” used as a verb means the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; or (v) voting trust.  The term “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

17.           General Provisions.

(a)           Notice.  All notices or other communications to either party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by registered or certified mail, return receipt requested, or (iii) sent by overnight mail by a courier that maintains a delivery tracking system.  Subject to the following sentence, all notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by mail, on the date of delivery as shown on the actual receipt, and (iii) if by overnight courier, as documented by the courier’s tracking system.  If the date of such delivery or receipt is not a business day, the notice or other communication delivered or received shall be effective on the next business day (“business day” means a day, other than a Saturday, Sunday or statutory holiday observed by banks in the jurisdiction in which the intended recipient of a notice or other communication is situated.)  A party may change its address from time to time by notice to the other party as indicated above.

All notices to LKA shall be addressed to:

LKA Gold Incorporated
3724 47th St Ct NW
Gig Harbor, WA 98335

All notices to Kinross shall be addressed to:

Kinross Gold U.S.A., Inc.
Attn: Land Department
5075 South Syracuse Street, Suite 800
Denver, CO  80237

(b)           Inurement.  All covenants, conditions, indemnities, limitations and provisions contained in this Agreement apply to, and are binding upon, the parties to this Agreement, their heirs, representatives, successors and assigns.

(c)           Implied Covenants.  The only implied covenants in this Agreement are those of good faith and fair dealing.

(d)           Waiver.  No waiver of any provision of this Agreement, or waiver of any breach of this Agreement, shall be effective unless the waiver is in writing and is signed by the party against whom the waiver is claimed.  No waiver of any breach shall be deemed to be a waiver of any other subsequent breach.

(e)           Modification.  No modification, variation or amendment of this Agreement shall be effective unless it is in writing and signed by all parties to this Agreement.

(f)           Entire Agreement.  This Agreement sets forth the entire agreement of the parties with respect to the transactions contemplated herein and supersede any other agreement, representation, warranty or undertaking, written or oral.

(g)           Memorandum.  A short form of this Agreement in the form attached as Exhibit E shall be recorded in the records of Hinsdale County, Colorado promptly after execution of this Agreement.  This Agreement shall not be recorded.

(h)           Confidentiality of Information; Press Releases.  Except for recording the Memorandum pursuant to Section 17(g) above, and as otherwise provided in this Section 17(h), the terms and conditions of this Agreement, and all data, reports, records and other information developed or acquired by any party in connection with this Agreement, shall be treated by the parties as confidential, and no party shall reveal or otherwise disclose such information to third parties without the prior written consent of the other party.  This restriction shall not apply to disclosures to any Affiliate, to any public or private financing agency or institution, to any securities regulatory authority, to any contractors or subcontractors the parties may engage and to employees or consultants of the parties, or to any third party to which a party contemplates the transfer, sale, assignment, encumbrance or other disposition of their interest in the Property, or with which a party or its Affiliate contemplates a merger, amalgamation or other corporate reorganization; provided, however, that any such third party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information at least to the same extent as the parties are obligated under this Section.  In the event a party is required to disclose the terms of this Agreement to any federal, state or local government, any court, agency or department thereof, or any stock exchange or securities regulatory authority, the party so required shall immediately notify the other party of such requirement and the proposed form and content of the disclosure.  To the extent legally permissible, such notice shall be delivered at least two business days prior to the date of the disclosure.  The non-disclosing party shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the entity seeking the information, and to seek confidential treatment of that information by the receiving entity.  Before issuing any press release relating to this Agreement or the Property, the releasing party shall provide the other party three business days advance written notice, with a copy of the proposed release.  The releasing party shall make any reasonable changes to the proposed release requested by the other party.  The confidentiality obligations under this Section shall survive for two (2) years following termination of this Agreement.

(i)           Amendment.  This Agreement may not be amended or modified except by an instrument in writing, signed by both parties hereto.

(j)           Further Assurances.  Each of the parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

(k)           Dispute Resolution.  Disputes arising under or in connection with this Agreement, or the construction or enforcement thereof shall be resolved in accordance with this Section.  In the event of any such dispute, a party may provide a notice to the other party summarizing the grounds for the dispute (“Dispute Notice”). The parties shall endeavor to resolve any dispute amicably by negotiation between a member of each party having a title of Vice President or above who has authority to settle the dispute, each of whom is at a higher level of management than the persons with direct responsibility for administration or performance of this Agreement. Any dispute that is not resolved by such negotiation shall be finally resolved by a federal or state court in the State of Colorado having jurisdiction over the disputed matter.  The parties agree that the exclusive venue for any such litigation shall be in Denver, Colorado.  The parties agree to waive any right to trial by jury in any such litigation.

(l)           Construction.  The section and paragraph headings contained in this Agreement are for convenience only, and shall not be used in the construction of this Agreement.  The invalidity of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

(m)           Currency.  All references to dollars herein shall mean United States dollars.

(n)           Governing Law.  This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of Colorado, without regard to its conflicts of laws provisions.

(o)           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

LKA GOLD INCORPORATED

By:  /s/ Kye Abraham
Name:  Kye Abraham
Title:  President

KINROSS GOLD U.S.A., INC.

By:  /s/ Lauren Roberts
Name:  Lauren Roberts
Title:  President